

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2010

<u>Via Facsimile and U.S. Mail</u>
John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

> **Re:** **Airgas, Inc.**
> **Schedule TO-T/A filed May 18 and 19, 2010**
> **File No. 5-38422**
> **Soliciting Materials on Schedule 14A filed by Air Products Distribution, Inc., and Air Products & Chemicals, Inc.**
> **Filed May 18 and 19, 2010**
> **File No. 001-09344**

Dear Mr. Stanley:

We have limited our review of the above referenced filings to those issues we have addressed in our comments.

<u>Schedule TO-T/A</u>
<u>General</u>

1.   We note the incorporation by reference of soliciting materials filed on Schedule 14A. Please clarify disclosure in filings incorporated by reference that refer to the Private Securities Litigation Reform Act to disclose that the safe harbor protections of the PSLRA do not apply to forward looking statements made in connection with the tender offer.

Soliciting Materials filed on Schedule 14A
Paul Huck Transcript (May 18, 2010)

2.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials which require supplemental support:

- "[w]ithout question, Air Products has been the star amongst its chemical peers and industrial gas peers as well evidenced by its strong, consistent performance…";
- [w]e expect Air Products to continue to outperform many of its chemical industrial peers…";
- [w]e not only have the best market position, but the best technology and the best…relations with people in that industry…,";
- [w]e are a leader in electronics…we have the number one positions in Korea and Taiwan…";
- "[w]e have the largest bulk share in China among the major industrial gas players…,"; and,
- all statements asserting leadership positions in various markets throughout the world.

Please note that this comment applies to analogous statements made in soliciting materials in slide presentations dated May 17, 2010. Where the basis of support is other documents such as reports and articles, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Please mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

3.   Please provide support for statements made regarding Air Products' growth opportunities through equity affiliates in other countries. In future filings, please clarify how Air Products has already, or is currently, achieving such growth opportunities by disclosing greater details regarding the nature of the equity affiliations. Further, please supplementally provide support for the statement that you have "very large positions in some countries which give us great opportunities…"

<u>May 17, 2010 Slide Presentation</u>

4.   We refer to Rule 14a-6. Please be advised that <u>all</u> written soliciting materials to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. The slide presentation dated May 17, 2010 was filed on May 19, 2010, two days after its use. Please supplementally explain to us the reason for the delay and confirm your understanding as to the filing requirements related to written soliciting materials.

5.   Please refer to page 4. Please supplementally explain the discussions, if any, with regulatory authorities regarding the need for any divestitures. Further, explain how any potential divestiture would impact the projected accretive values and/or other benefits that are referenced in the materials. We may have further comment.

6.   Please refer to page 4. In future filings, please provide context to assertions regarding the goal of returning Air Products to an investment grade A rating. Specify the current rating, and the plans, if any, that Air Products has in place to achieve the stated goal. Further, please clarify whether any plans relating to investment grade improvement are dependent on or related to the acquisition of Airgas. If there are no plans, please state this fact.

7.   We note the series of assertions made on page 10. In future filings, please properly characterize statements that express an opinion as such and ensure that you have a reasonable basis for such opinions. Please confirm your understanding.

8.   We note disclosure on page 10 in which you assert that Airgas "refused to explore any aspect of Air Products' premium offers." This assertion appears to contradict evidence of the Airgas board's contemplation of the various offers presented as outlined in the Schedule 14d-9 filed by the company. Please revise the statement or explain the basis for the statement given the disclosure in the Schedule 14d-9 commencing at page 12.

9.   We note your assertion that an independent committee of the Board was not established, which suggests that an independent committee of the Board was needed and that the failure to establish such a committee precluded an "impartial assessment". Please provide support for the underlying implied assertions. Moreover, please avoid statements in future filings that either directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.

10.   You disclose that the Airgas shareholders were denied a "timely vote" and were "disenfranchis[ed]" as a result of bylaw amendments enacted by the Airgas Board. The basis for these assertions is not apparent. Specifically, we note that the bylaws in existence prior to the amendment required the annual meeting to occur no later than five months after the fiscal year end, or no later than August 31, 2010. Following the amendment, the meeting will now be held on September 17, 2010. Please revise your disclosure to provide the appropriate context to your assertion regarding the timeliness of

the annual meeting and outline the extent of the "delay". Moreover, it does not appear that support can be provided for assertions regarding the disenfranchisement of shareholders. Accordingly, please avoid making this and other unsupportable claims in future filings.

11.   You disclose that Airgas directors made an uninformed response to the offer and conclude that their response was in violation of their duties to shareholders. In future filings, ensure that statements are characterized as your opinion and provide the appropriate balance to your disclosure by indicating that the issue of whether the Airgas directors violated their duties to Airgas shareholders, as a legal matter, has not been adjudicated or determined.

12.   We refer to Rule 14a-9. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. We refer to page 10 of the presentation in which you state the Airgas directors made an "uninformed just-vote-no" response to the offer and "violate[d]" their duties to shareholders. Please avoid such statements in future filings. Please confirm your understanding.

*   *   *

Please promptly respond to these comments. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: James C. Woolery, Esq. (via facsimile)
      Cravath, Swaine & Moore